Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Amounts in USD

Dates

Collection Period No.	28			
Collection Period (from... to)	1-Apr-2022	30-Apr-2022		
Determination Date	12-May-2022			
Record Date	13-May-2022			
Payment Date	16-May-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2022	16-May-2022	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 5/15/2022	15-Apr-2022	15-May-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	289,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	570,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	520,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	135,100,000.00	131,698,626.60	77,699,277.31	53,999,349.29	399.699107	0.575124
Total Note Balance	**1,514,100,000.00**	**131,698,626.60**	**77,699,277.31**	**53,999,349.29**		
Overcollateralization	256,702,694.31	278,901,424.35	278,901,424.35			
Total Securitization Value	**1,770,802,694.31**	**410,600,050.95**	**356,600,701.66**			
present value of lease payments	741,460,084.21	53,811,664.98	43,612,363.77			
present value of Base Residual Value	1,029,342,610.10	356,788,385.97	312,988,337.89			

	Amount	Percentage
Initial Overcollateralization Amount	256,702,694.31	14.50%
Target Overcollateralization Amount	278,901,424.35	15.75%
Current Overcollateralization Amount	278,901,424.35	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.820000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.840000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.880000%	206,327.85	1.527223	54,205,677.14	401.226330
Total		**206,327.85**		**$54,205,677.14**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,682,262,559.59	322,059,916.23	268,060,566.94

Available 2020-A Collections	
Lease Payments Received	9,118,784.66
Net Sales Proceeds-early terminations (incl Defaulted Leases)	24,704,980.11
Net Sales Proceeds-scheduled terminations	31,751,827.60
Excess wear and tear included in Net Sales Proceeds	10,019.70
Excess mileage included in Net Sales Proceeds	51,955.33
Subtotal	65,575,592.37
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	624.96
Total Available Collections	**65,576,217.33**

Distribution on the Exchange Note	
(1) Total Servicing Fee	342,166.71
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (1.89%)	507,244.37
(3) Exchange Note Principal Distributable Amount	53,999,349.29
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	10,727,456.96
Total Distribution	**65,576,217.33**

Available Funds ABS Notes	
Total Exchange Note Payments	54,506,593.66
Reserve Account Draw Amount	0.00
Total Available Funds	**54,506,593.66**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	206,327.85
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	53,999,349.29
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	300,916.52
Total Distribution	**54,506,593.66**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	342,166.71	342,166.71	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	206,327.85	206,327.85	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	206,327.85	206,327.85	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	206,327.85	206,327.85	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	53,999,349.29	53,999,349.29	0.00
Principal Distribution Amount	53,999,349.29	53,999,349.29	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,427,006.74
Reserve Fund Amount - Beginning Balance	4,427,006.74
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	36.39
minus Net Investment Earnings	36.39
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,427,006.74
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	36.39
Net Investment Earnings on the Exchange Note	
Collection Account	588.57
Investment Earnings for the Collection Period	624.96

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,770,802,694.31	41,713
Securitization Value beginning of Collection Period	410,600,050.95	13,179
Principal portion of lease payments	6,635,008.00	
Terminations- Early	20,271,045.91	
Terminations- Scheduled	26,370,840.62	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	722,454.76	
Securitization Value end of Collection Period	356,600,701.66	11,525
Pool Factor	20.14%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.70%
Weighted Average Remaining Term (months)	24.95	5.75
Weighted Average Seasoning (months)	13.43	34.73
Aggregate Base Residual Value	1,199,619,731.80	323,220,197.38
Cumulative Turn-in Ratio		47.70%
Proportion of base prepayment assumption realized life to date		83.27%
Actual lifetime prepayment speed		0.77%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	354,797,971.09	11,470	99.49%
31-60 Days Delinquent	1,237,939.72	38	0.35%
61-90 Days Delinquent	505,353.43	15	0.14%
91-120 Days Delinquent	59,437.42	2	0.02%
Total	356,600,701.66	11,525	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.158%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	410,393.44	14	27,061,828.32	711
Liquidation Proceeds	378,112.81		22,212,714.87	
Recoveries	120,550.28		5,705,907.24	
Principal Net Credit Loss / (Gain)	(88,269.65)		(856,793.79)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.276)%	
Prior Collection Period	(0.395%)	
Second Prior Collection Period	0.197 %	
Third Prior Collection Period	(0.151%)	
Four Month Average	(0.156)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		(0.048)%
Average Net Credit Loss / (Gain)		(1,205.05)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	46,953,947.85	1,640	912,420,490.91	29,472
Sales Proceeds and Other Payments Received	55,914,998.02		1,063,020,854.80	
Residual Loss / (Gain)	(8,961,050.17)		(150,600,363.89)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(28.032)%	
Prior Collection Period	(30.798%)	
Second Prior Collection Period	(23.070%)	
Third Prior Collection Period	(15.827%)	
Four Month Average	(24.432)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(8.505)%
Average Residual Loss / (Gain)		(5,109.95)